Exhibit 99.1

Cool Company Ltd. Announces Third Quarter 2023 Earnings Release Date

HAMILTON, Bermuda--(BUSINESS WIRE)--November 21, 2023--Cool Company Ltd. (NYSE: CLCO / CLCO.OL) (“CoolCo” or the “Company”) will host a Third Quarter 2023 Earnings call and webcast presentation on Tuesday, November 28, 2023, at 8:00 A.M. New York / 2:00 P.M. Oslo / 1:00 P.M. London. The presentation will be available to download from the Presentations and Webcasts subsection of the Investors section of the Company’s website at www.coolcoltd.com.

We recommend that participants join the conference call via the listen-only live webcast link provided. Sell-side analysts interested in raising a question during the Q&A session that will immediately follow the presentation should access the event via the teleconference dial-in options listed below. We recommend connecting 10 minutes prior to the scheduled start time. Information on how to ask questions will be given at the beginning of the Q&A session. There will be a limit of two questions per participant.

a. Listen-only live webcast link

Go to the Investors - News - Presentations and Webcasts section at www.coolcoltd.com and click on the "Webcast" link.

b. Teleconference

Conference call participants who wish to raise a question during the Q&A session should join the teleconference by phone using one of the following options and conference ID 27971580:

North America (Toll Free)	+1 888 259 6580
Norway (Toll Free)	80069208
United Kingdom (Toll Free)	8006522435
International	+1 206 962 3782

Please download the presentation material from www.coolcoltd.com (Investors - News - Presentations and Webcasts) to view it while listening to the conference.

If you are not able to listen at the time of the call, you can access a replay of the event audio on www.coolcoltd.com (Investors - News - Presentations and Webcasts) (on-demand link is available for one year).

About CoolCo

CoolCo is an LNG Carrier pure play with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s quarterly dividend for common shareholders. In addition to the built-in and funded growth from two newbuilds scheduled to deliver in the second half of 2024, CoolCo’s strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment. Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of the world’s leading companies in addition to providing such services to third parties. CoolCo benefits from the scale and stature of Eastern Pacific Shipping and its affiliates, encompassing CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to dealflow. CoolCo supports the world’s decarbonization and energy security needs and has stated its intention to reduce its emissions by 10-15% through its LNGe upgrade program, as part of a fleet-wide improvement target of 35% between 2019 and 2030.

Additional information about CoolCo can be found at www.coolcoltd.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to delivery dates of newbuilds, our aspirations to make opportunistic acquisitions and pursue consolidation opportunities, our competitive strengths with regard to shipyards, financial institutions and access to dealflow, our goals to reduce carbon emissions and any expected performance of our LNGe upgrade program, emissions reduction and improvement targets and other non-historical statements. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements. These risks and uncertainties include risks relating to future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Contacts

For further information, please contact:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer